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              L-3 COMMUNICATIONS SUCCESSFULLY COMPLETES CASH TENDER
                   OFFER; ACQUIRES 93.8% OF AYDIN CORPORATION


     NEW YORK, NY, April 15, 1999 -- L-3 Communications (NYSE: LLL) today announced that it has completed its cash tender offer for all outstanding shares of common stock, par value $1.00 per share, of Aydin Corporation. The offer expired, as scheduled, at 12:00 Midnight, New York City time, on Wednesday, April 14, 1999.

     L-3 Communications, through its wholly-owned subsidiary, has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer. Based on information provided by ChaseMellon Shareholder Services, L.L.C., as depositary, 93.8% of the shares have been validly tendered (including approximately 153,702 shares subject to guarantee of delivery).

     Aydin will be merged with a wholly-owned subsidiary of L-3 Communications and any Aydin share not previously purchased in the tender offer will be converted into the right to receive $13.50 in cash, net to the seller, without interest. The completion of the merger is expected to occur in April.

     L-3 Communications is a leading merchant supplier of secure communication systems and products, microwave components, avionics and ocean systems and telemetry, instrumentation, space and wireless products. Its customers include the Department of Defense, selected U.S. government intelligence agencies, aerospace and defense prime contractors, foreign governments and commercial telecommunications and cellular customers.

CONTACT: Cynthia Swain
         Vice President, Corporation Communications
         L-3 Communications
         212-697-1111
                or
         Morgan-Walke Associates
         Gordon McCoun, Eric Boyriven
         Media Contact: Brian Maddox, Claudia Moscarella
         212-850-5600